UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-34944

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

At the Market Issuance Program

On October 1, 2026, Antelope Enterprise Holdings Limited, a British Virgin Islands business company limited by shares (the “Company”), entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with D. Boral Capital LLC (“D. Boral”), pursuant to which the Company may offer and sell, from time to time, through or to D. Boral, acting as sales agent or principal, its Class A Ordinary Shares, no par value per share (the “Class A Ordinary Shares), for an aggregate offering price of up to $100,000,000.00 (the “Shares”) from time to time, through an “at the market offering” (the “ATM Offering”) in an “at the market offering" as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

On October 1, 2026, the Company filed a prospectus supplement (the “Prospectus Supplement”) with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) under the Securities Act relating to the offer and sale of the Shares pursuant to the Sales Agreement. The Shares will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-295047), originally filed with the Commission on April 14, 2026, and declared effective by the Commission on May 5, 2026 (the “Registration Statement”), the base prospectus included in the Registration Statement, and the Prospectus Supplement.

Under the Sales Agreement, the Company may, from time to time, deliver placement notices to D. Boral specifying the number of Shares to be sold, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day, and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, D. Boral will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Stock Market LLC, to sell the Shares from time to time based upon the Company's instructions. Sales of the Shares under the Sales Agreement may be made by any method deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act. The Company is not obligated to sell any Shares under the Sales Agreement, and D. Boral is not obligated to purchase or sell any Shares.

The Company will pay D. Boral a commission equal to 2.5% of the gross proceeds from any Shares sold to or through D. Boral under the Sales Agreement. In addition, the Company has agreed to reimburse D. Boral for certain specified expenses it incurs in the performance of its obligations. The Sales Agreement may be terminated by the Company or D. Boral in accordance with the terms therein. The Company made certain customary representations, warranties and covenants concerning the Company and the Shares in the Sales Agreement and agreed to indemnify D. Boral against certain liabilities, including liabilities under the Securities Act.

The description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

The legal opinion of the Company’s legal counsel Harney Westwood & Riegels (BVI) LP relating to the legality of the issuance and sale of the Class A Ordinary Shares that may be sold pursuant to the Sales Agreement is being filed as Exhibit 5.1 to this Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Registration Statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Financial Statements and Exhibits

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels (BVI) LP
10.1	At Market Issuance Sales Agreement by and between Antelope Enterprise Holdings Limited, and D. Boral dated October 1, 2026.
23.1	Consent of Harney Westwood & Riegels (BVI) LP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2026	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer